VEON reveals faster local currency revenue and EBITDA growth in first five months at AGM Amsterdam, 29 June 2023 07:00 CEST – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, will report its key financial highlights for the first five months of 2023 ("5M23") at the annual general meeting of shareholders (“AGM”) being held today. During April and May 2023, VEON Group demonstrated accelerated growth in local currency revenues, achieving a 19.0% year-on-year increase. These results have solidified the strong year-to-date performance. While reported currency revenues for the first five months of 2023 saw a 7.6% decline compared to the previous year, local currency revenues increased by 16.8% year-on-year. Notably, five out of our six countries experienced double-digit local currency revenue growth during this period. Despite the challenges, Kyivstar showcased resilient growth and continued to serve Ukraine with dedication. Group CEO Kaan Terzioğlu expressed his satisfaction, stating, "The robust operating results in April and May reflect the successful execution of VEON Group's Digital Operator strategy, which continues to drive our accelerated top-line growth. Our revenues for the April-May period have increased by an encouraging 19% year-on- year in local currency terms, fueled by strong performance across all our local operations despite the challenging business landscape." Terzioğlu continued, "We are actively expanding our portfolio of digital products and services while remaining dedicated to delivering a great customer experience. As a result, we are attracting a larger customer base that embraces our digital services, resulting in improved user engagement, reduced customer turnover, increased average revenue per user (“ARPU”), and expanded market share. These achievements underscore our strong operational performance." Terzioğlu concluded by acknowledging the efforts of the VEON teams across all six countries of operation, expressing gratitude to the Board and shareholders for their ongoing support. The table below details both the April and May (“QTD”) and 5M23 revenues and EBITDA trends for the Group on a country-by-country basis:

Period ended 31 May 2023 (unaudited)	QTD YoY (reported)	QTD YoY (local currency)	5M23 YoY (reported)	5M23 YoY (local currency)
Total revenue	**(5.9%)**	**19.0%**	**(7.6%)**	**16.8%**
Ukraine	(7.5%)	15.6%	(13.5%)	9.7%
Pakistan	(19.8%)	20.2%	(20.2%)	17.7%
Kazakhstan	19.7%	21.5%	21.8%	22.5%
Bangladesh	(5.5%)	16.0%	(4.7%)	17.0%
Uzbekistan	22.0%	24.3%	20.7%	24.1%
Kyrgyzstan	16.2%	23.0%	19.8%	20.6%
Service revenue	**(5.3%)**	**19.5%**	**(6.9%)**	**17.4%**
Ukraine	(7.7%)	15.3%	(13.6%)	9.6%
Pakistan	(18.4%)	22.2%	(19.2%)	19.2%
Kazakhstan	19.1%	21.0%	22.4%	23.0%
Bangladesh	(5.3%)	16.2%	(4.5%)	17.2%
Uzbekistan	22.0%	24.3%	20.7%	24.1%
Kyrgyzstan	16.6%	23.4%	19.9%	20.7%
EBITDA	**(7.3%)**	**19.6%**	**(11.1%)**	**14.6%**
Ukraine	(11.8%)	10.2%	(17.7%)	4.5%
Pakistan	(16.9%)	24.6%	(20.7%)	17.1%
Kazakhstan	19.7%	21.8%	30.4%	30.7%
Bangladesh	(4.6%)	17.0%	(7.2%)	13.9%
Uzbekistan	8.6%	10.7%	7.0%	10.1%
Kyrgyzstan	(8.9%)	(4.1%)	13.5%	14.4%

The full AGM presentation is available on the VEON Group website at https://www.veon.com/investors/equity-investors/agm/.

About VEON

VEON is a global digital operator that currently provides converged connectivity and online services to about 160 million customers in six dynamic markets. We transform people's lives, empower individuals, create opportunities for greater digital inclusion and drive economic growth across countries that are home to more than 7% of the world's population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext Amsterdam, and has a broad investor base. For more information visit: https://www.veon.com.

Disclaimer

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON’s QTD and 5M23 results presented in this press release are, unless otherwise stated, based on IFRS, using internal management accounts, are the responsibility of management and are subject to financial closing procedures which have not yet been completed and have not been externally audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com